PRIMERO ANNOUNCES EARLY REPAYMENT OF 50% OF ITS CONVERTIBLE NOTE

Toronto, Ontario, October 20, 2011 - Primero Mining Corp. ("Primero" or the "Company") (TSX:P) (NYSE:PPP) is pleased to announce the early repayment of 50% or $30 million of the $60 million convertible note, held by a subsidiary of Goldcorp Inc. due on August 6, 2012.

The convertible note was issued as part of the San Dimas mine acquisition in August 2010. Since then the Company has generated positive cash flow and built a strong financial position. Primero plans to repay the remaining $30 million before maturity from cash, cash flow or a planned credit facility. This repayment is not expected to have an impact on the Company's development plans.

Joseph Conway, President and Chief Executive Officer, stated, "With the repayment of half of the convertible note, Primero has strengthened its financial position. We expect to repay the remainder of the note before its maturity with the intention of simplifying our capital structure. The San Dimas mine generates strong cash flow that has exceeded our capital requirements to date, something we expect to continue."

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company intends to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero's website address is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, "Primero" or the "Company"). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking statements include, but are not limited to, statements with respect to the repayment of the remainder of the outstanding convertible note before its maturity, generating cash flows that exceed capital requirements and intentions to becoming an intermediate gold producer. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the ability to repay the outstanding convertible note before maturity, the ability to access credit facilities, the generation of cash flows that exceed capital requirements and the ability to build a portfolio of precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero's registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.